Market Vectors ETF Trust
335 Madison Avenue, 19th Floor
New York, New York 10017

September 8, 2009

Securities and Exchange Commission
Judiciary Plaza
100 F Street, NE
Washington, D.C. 20549
Attention: Patricia Williams, Division of Investment Management

Re:	Market Vectors ETF Trust
(File Nos. 333-123257, 811-10325)

Dear Ms. Williams:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), Market Vectors ETF Trust (the “Trust”) hereby requests that the effectiveness for Post-Effective Amendment No. 80 to the Trust’s Registration Statement under the Securities Act and Amendment No. 84 under the Investment Company Act of 1940, as amended (the “1940 Act”), on Form N-1A, filed on September 8, 2009, with respect to one portfolio of the Trust, Market Vectors Junior Gold Miners ETF, be accelerated to as soon as possible on September 18, 2009, or as soon thereafter as practicable. The Trust hereby confirms that it is aware of its obligations under the Securities Act and the Securities Exchange Act of 1934, as amended.

Very truly yours,

By:	/s/ Jonathan R. Simon
Name:	Jonathan R. Simon
Title:	Vice President